WISeKey Announces H1 2021 Preliminary Results; Reports Revenue of $9.9 Million, a 24% Increase from H1 2020

WISeKey’s strong cash reserves of $35.9 million, as of July 9, 2021, support investment in Artificial Intelligence as well as new products, IP and faster-growing IoT/Cybersecurity markets

ZUG, Switzerland - July 9, 2021: Ad-Hoc announcements pursuant to SIX reporting requirements – WISeKey International Holding Ltd (NASDAQ: WKEY / SIX: WIHN) (“WISeKey” or the “Company”), a leading Swiss cybersecurity and IoT company announced today its preliminary unaudited financial results for the six-month period ended June 30, 2021 (“H1 2021”). All H1 2021 figures in this release are unaudited and estimated due to the preliminary nature of the announcement.

Carlos Moreira, WISeKey’s Founder and CEO, noted, “Since the beginning of the year, we made tremendous progress in our efforts to overcome the challenges of COVID-19 pandemic. We invested in new technologies and talent, expanded our client base and geographic reach and we are proud to say that due to our leading technologies, dedicated and talented staff, and our dedication to the cybersecurity business, we have emerged from this pandemic stronger than ever. The acquisition of a controlling interest in arago has provided us with a new, higher-margin revenue source for AI-based Knowledge Automation and new synergies for our IoT revenue generation. We believe that due to our solid revenue pipeline for existing product offerings and new opportunities in the emerging Cybersecure Automation for the AIoT market, WISeKey is well positioned to take advantage of several growth opportunities, create new revenue streams, improve margins and increase revenues, and continue its growth organically and through acquisitions, thus gradually providing higher returns to its shareholders.”

Preliminary H1 2021 Financial and Operational Highlights:

•	Revenue of $9.9 million increased by 24% as compared to H1 2020 revenue of $8.0 million.

•	Strong cash position: cash and cash equivalents increased to $27.9 million at June 30, 2021, as compared to cash and cash equivalents together with restricted cash of $17.4 million at June 30, 2020, and $21.8 million at December 31, 2020. As of July 9, 2021, WISeKey’s cash reserves amount to $35.9 million. This improved financial position enables WISeKey to make investments in growth initiatives and support its development into Artificial Intelligence of Things (“AIoT”).

•	Made significant investments in R&D and new microchips design in order to maintain our leading-edge technology position and the competitive advantage of our product offerings.

•	Put strong requirements in place to reduce general corporate spending and effectively manage the needs for working capital to maintain a positive free cash flow position.

•	Completed the acquisition of a controlling interest in arago GmbH (“arago”), investing a further $4.7 million cash in the first half of 2021, bringing our total investment to $8.2 million of cash into the arago operations. This investment led to a combination of the businesses of WISeKey and arago and the consolidation of revenues starting February 2021. arago provides Artificial Intelligence to enterprise customers globally through Knowledge Automation. Knowledge Automation and Data platform HIRO™, developed by arago, takes a unique approach to process automation by using AI to autonomously and independently determine how to complete and then automate end-to-end tasks based on real time contextual data. Fully auditable and only using steps defined and approved by the customer, Knowledge Automation delivers significantly higher automation rates at a much lower operational cost. This acquisition was strategic for WISeKey to establish a foothold into the AIoT market.

•	Took urgent and decisive actions to reduce the operational costs of arago and streamline their processes with significant reductions of G&A.

•	Made significant investments in new talent and have expanded our sales force including the appointment of a new CRO to take advantage of higher demand for strong security, authentication, brand protection and anti-counterfeiting services for segments such as connected devices, connected cars, luxury products, pharmaceuticals, and banking/financial sector.

•	Developed WISe.ART, an NFT platform for the collectible and luxury market under the brand name WISe.ART (https://www.wise.art). The global market for non-fungible tokens (NFTs) surged to new highs in the second quarter of 2021, with $2.5 billion in sales so far this year, up from just $13.7 million in the first half of 2020, as marketplace data showed. Although the NFT market decreased last month, it is expected to surge again especially on the high-end NFT market which is the market segment where the WISe.ART platform operates. WISeKey’s WISe.ART NFT platform follows a series of market tests – selling high value NFTs and testing the appetite of the art and collectible community – and incorporates the needs of this exclusive and high-volume marketplace. Following the needs of buyers and sellers of high-value goods the WISe.ART platform evolves the original collection of WISe.Art and is a fully fledged marketplace with its own digital currency, the ability to include curators and multipliers, white-labeling options and a special NFT design. The NFT design of the WISe.ART platform ensures that besides an authenticated and signed version of the actual digital asset, an irreversible link to a physical object is set up, in addition to proof of ownership, provenance and a set of contracts describing future use and monetization streams. NFTs and platform are secured by WISeKey’s various security technologies enabling the authentication of physical objects as well as digital assets in a safe end-to-end process. The WISe.ART platform allows trading of NFTs into WISeKey’s own TrustECoin cryptocurrency, enabling market participants to stay anonymous – if they so choose – while ensuring the necessary KYC processes to avoid unwanted activity on the marketplace.

•	Adapted to the new teleworking environment by developing a special edition of WISeID Digital Identification and Cloud that is now available as a free download. The WISeID app secures interactions of locked-down teleworkers around the globe and help companies reduce cybersecurity risks. PKI and Digital Certificates secure email messages and reduce risks by ensuring authenticity of messages and enabling encryption of confidential data. The WISeID Platform is available for anyone to obtain a digital certificate and immediately protect their email.

•	Developed NanoSealRT, an NFC Forum Type 5 semiconductor chip that works with both Android and IOS 12 (and above) devices: 1 essential patent has been granted in March 2021 to this product by the E.U. and the Chinese Patent Offices, which will further reinforce our position as a major Smart Label system provider, in traceability, anti-counterfeiting and consumer engagement applications.

•	Reinforced our strategic partnerships as we joined the SAP® PartnerEdge Program. The program gives partners access to resources, services and benefits that will help WISeKey build and maintain a successful partnership with SAP and optimize business results for clients. WISeKey has been working on IoT security by integrating OISTE/WISeKey’s Managed Cryptographic Root of Trust secure IoT Devices with devices leveraging SAP Leonardo® IoT.

We are quickly recovering from the negative effects of the COVID-19 pandemic which resulted in a global slowdown of the semiconductors market and global manufacturing shortage due to substantial swings in demand. We are now seeing higher demand for semiconductors especially in areas such as advanced vehicles such as connected vehicles and drones. We have renewed and signed new agreements on semiconductors and/or AI Automation with leading global companies such as CISCO, SAP, Parrot, Legic, Accenture, Dentsu, Ineltek, Ismosys, Exaware, Neoris, etc.

As anticipated, Cybersecurity companies like WISeKey with strong technology-IP assets, are recovering much faster from the current crisis due to the ability to diversify sales from Semiconductors to Cybersecurity or AI/Automation. Overall, continued adoption of IoT technologies connected to secure clouds, AI and ultimately 5G, will be tremendous catalysts for cybersecurity companies given the related risk of adoption.

According to ‘Markets and Markets’ …. the global IoT security market is expected to grow from $12.5 billion in 2020 to $36.6 billion in 2025, at an annual rate of 24%; the market growth is linked to the high adoption of IoT hardware enhancing the need for efficient security.

Indeed, these massively deployed connected objects face regular attacks, hence generating a large need for trusted end-to end cybersecurity solutions. The increasing AI and IoT convergence is one of the primary factors driving the growth. Over the past five years, a rapid surge in the adoption of AIoT cloud services has been witnessed. It is driven by its capabilities to provide an enterprise-wide array of resources they can utilize to scale, orchestrate, and support their operations.

About WISeKey:

WISeKey (NASDAQ: WKEY / SIX Swiss Exchange: WIHN) is a leading global cybersecurity company currently deploying large scale digital identity ecosystems for people and objects using Blockchain, AI and IoT respecting the Human as the Fulcrum of the Internet. WISeKey Microprocessors Secures the pervasive computing shaping today's Internet of Everything. WISeKey IoT has an install base of over 1.5 billion microchips in virtually all IoT sectors (connected cars, smart cities, drones, agricultural sensors, anti-counterfeiting, smart lighting, servers, computers, mobile phones, crypto tokens etc.). WISeKey is uniquely positioned to be at the edge of IoT as our semiconductors produce a huge amount of Big Data that, when analyzed with Artificial Intelligence (AI), can help industrial applications to predict the failure of their equipment before it happens.

Our technology is Trusted by the OISTE/WISeKey’s Swiss based cryptographic Root of Trust (“RoT”) provides secure authentication and identification, in both physical and virtual environments, for the Internet of Things, Blockchain and Artificial Intelligence. The WISeKey RoT serves as a common trust anchor to ensure the integrity of online transactions among objects and between objects and people. For more information, visit www.wisekey.com.

Press and investor contacts:

WISeKey International Holding Ltd Company Contact: Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@wisekey.com	WISeKey Investor Relations (US) Contact: Lena Cati The Equity Group Inc. Tel: +1 212 836-9611 lcati@equityny.com

Disclaimer:
This communication expressly or implicitly contains certain forward-looking statements concerning WISeKey International Holding Ltd and its business. Such statements involve certain known and unknown risks, uncertainties and other factors, which could cause the actual results, financial condition, performance or achievements of WISeKey International Holding Ltd to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. WISeKey International Holding Ltd is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

This press release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, and it does not constitute an offering prospectus within the meaning of article 652a or article 1156 of the Swiss Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange. Investors must rely on their own evaluation of WISeKey and its securities, including the merits and risks involved. Nothing contained herein is, or shall be relied on as, a promise or representation as to the future performance of WISeKey.